SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 4)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

AMTRUST FINANCIAL SERVICES, INC.

Name of Subject Company (Issuer)

AMTRUST FINANCIAL SERVICES, INC.

EVERGREEN PARENT, L.P.

EVERGREEN PARENT GP, LLC

K-Z EVERGREEN, LLC

BARRY D. ZYSKIND

GEORGE KARFUNKEL

LEAH KARFUNKEL

ESTHER ZYSKIND

OTHER ROLLOVER STOCKHOLDERS

TRIDENT PINE ACQUISITION LP

TRIDENT PINE GP, LLC

TRIDENT VII PROFESSIONALS FUND, L.P.

TRIDENT VII, L.P.

TRIDENT VII DE PARALLEL FUND, L.P.

TRIDENT VII PARALLEL FUND, L.P.

(Names of Filing Persons (other person(s)))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

032359309

(CUSIP Number of Class of Securities)

Trident Pine Acquisition LP c/o Stone Point Capital, LLC 20 Horseneck Lane Greenwich, CT 06930 Attention: David Wermuth Telephone: (203) 862-2900	K-Z Evergreen, LLC c/o AmTrust Financial Services, Inc. 59 Maiden Lane, 43rd Floor New York, NY 10038 Attention: Barry Zyskind Telephone: (212) 220-7120	AmTrust Financial Services, Inc. 59 Maiden Lane, 43rd Floor New York, NY 10038 Attention: Stephen Ungar Telephone: (212) 220-7120

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven Seidman and Laura Delanoy Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 Telephone: (212) 728-8111	Todd E. Freed and Jon A. Hlafter Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000

Ross A. Fieldston and Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Telephone: (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$1,390,141,958	$173,073
*

The maximum aggregate value was determined based upon the sum of: (1) 93,869,872 shares of Common Stock (including shares subject to restricted stock units, performance share units and shares of restricted Common Stock) multiplied by $14.75 per share (excluding shares of Common Stock (i) held by Merger Sub or Parent, (ii) held by the Company in treasury or (iii) held by any wholly owned subsidiary of the Company); and (2) stock options to purchase 746,894 shares of Common Stock with an exercise price per share below $14.75 multiplied by $7.45 per share (the difference between $14.75 and the weighted average exercise price of $7.30 per share).

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001245.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $156,408

Form or Registration No.: Schedule 14A

Filing Party: AmTrust Financial Services, Inc.

Date Filed: April 9, 2018

Amount Previously Paid: $16,665

Form or Registration No.: Schedule 14A

Filing Party: AmTrust Financial Services, Inc.

Date Filed: June 11, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 4 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by: (i) AmTrust Financial Services, Inc. (the “Company”), (ii) Evergreen Parent, L.P. (“Parent”), a Delaware partnership, (iii) Evergreen Parent GP, LLC, a Delaware limited liability company, (iv) K-Z Evergreen, LLC, a Delaware limited liability company, (v) Esther Zyskind, an individual, (vi) Barry D. Zyskind, Chairman and Chief Executive Officer of the Company, (vii) George Karfunkel, an individual and a director of the Company, (viii) Leah Karfunkel, an individual and a director of the Company, (ix) Trident Pine Acquisition LP, a Delaware limited partnership, (x) Trident Pine GP, LLC, a Delaware limited liability company, (xi) Trident VII Professionals Fund, L.P., a Delaware limited partnership, (xii) Trident VII, L.P., a Delaware limited partnership, (xiii) Trident VII DE Parallel Fund, L.P., a Delaware limited partnership, (xiv) Trident VII Parallel Fund, L.P., a Delaware limited partnership and (xv) certain related parties who have committed to contribute their shares of common stock of the Company to Parent immediately prior to the Closing of the Merger (the “Other Rollover Stockholders”) (collectively, the “Filing Persons”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Final Amendment shall have the meanings ascribed to them in the Transaction Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information concerning the Company contained in this Final Amendment was supplied by the Company. Similarly, all information concerning each other Filing Person contained in this Final Amendment was supplied by such Filing Person.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 5(e) of the Transaction Statement is hereby amended and supplemented to include the following:

Prior to the Closing, certain Company employees, including Stephen Unger, Adam Karkowsky, Barry D. Zyskind and David Saks – each a Company executive officer, elected to convert all or a portion of their Company RSUs into the right to receive a number of shares of non-voting common stock of the surviving corporation equal to the number of shares of the Company common stock underlying the RSU, upon the vesting dates and subject to the vesting conditions originally applicable to the RSUs. Upon vesting and conversion to non-voting common stock of the surviving corporation, the non-voting common stock is immediately convertible into Class A limited partnership interests in Parent.

In addition to the Rollover Stockholders, certain Company employees, including Adam Karkowsky and David Saks – each a Company executive officer, agreed to contribute all or a portion of their shares of common stock of the Company to Parent immediately prior to the Closing of the Merger in exchange for one limited partnership interest per share of common stock rolled.

Immediately after the Closing, the Company issued to Parent warrants representing the right to purchase in the aggregate common stock representing 10% of the common stock of the Company outstanding as of immediately after the Closing on a fully diluted basis exercisable at an exercise price per share equal to $12.39.

Item 15. Additional Information

Item 15(c) of the Transaction Statement is hereby amended and supplemented to include the following:

On November 29, 2018, Merger Sub and the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a direct wholly owned subsidiary of Parent.

By virtue of the Merger, each share of the Company’s common stock, par value $0.01 per share (“Common Stock”), that was issued and outstanding immediately prior to the time the Merger became effective (the “Effective Time”) (other than shares held by Merger Sub, Parent (including shares held by the Karfunkel-Zyskind Family and its affiliates and certain other parties, collectively the “Rollover Stockholders”) and by the Company in treasury, each share of Common Stock held by any wholly-owned Company subsidiary, and shares of Common Stock held by a holder who has demanded and perfected such holder’s right to appraisal of such shares in accordance with applicable law), were converted into the right to receive $14.75 in cash, without interest (the “Merger

Consideration”), and were automatically canceled and have ceased to exist. Each share of Company common stock held by the Company as treasury stock or owned by Merger Sub or Parent immediately prior to the Effective Time was cancelled without the right to receive any payment with respect thereto. Immediately prior to the Effective Time, Rollover Stockholders contributed their shares of Company common stock to Parent, and at the Effective Time, such shares were automatically canceled and have ceased to exist. Holders of approximately 8,521,477 shares of the Company common stock have made demands for appraisal. Each share of common stock of Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into and became one share of common stock of the surviving corporation. Each share of Company common stock held by any wholly owned subsidiary of the Company immediately prior to the Effective Time remained outstanding in accordance with its terms. Each outstanding share of preferred stock of the Company issued and outstanding immediately prior to the Effective Time remains issued and outstanding and was unaffected by the Merger.

At the Effective Time: (a) each option to purchase Common Stock with an exercise price less than the Merger Consideration was canceled and converted into the right to receive an amount in cash per share equal to the difference between the exercise price and the Merger Consideration; (b) each option to purchase Common Stock with an exercise price equal to or greater than the Merger Consideration was canceled for no consideration; and (c) each restricted stock unit (“RSU”) relating to shares of Common Stock, unless rolled over into the Company, was canceled and converted to the right to receive an amount in cash per share equal to the Merger Consideration on the original vesting date related to such RSU, and subject to satisfaction of the vesting conditions applicable to the RSU.

On the Closing Date, the Company notified the Nasdaq Global Select Market (“Nasdaq”) of the completion of the Merger and the Company’s intent to remove its Common Stock from listing on the Nasdaq. On November 29, 2018, Nasdaq filed with the SEC a Form 25 to delist and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Trading of the Common Stock on the Nasdaq was suspended as of approximately 9:30 am EST on November 29, 2018. In addition, the Company intends to file with the SEC a certification and notice of termination on Form 15 with respect to the Common Stock, requesting that the Common Stock be deregistered under the Exchange Act, and that the reporting obligations of the Company with respect to the Common Stock under Sections 13(a) and 15(d) of the Exchange Act be suspended.

Item 16. Exhibits

Item 16 of the Transaction Statement is hereby amended and supplemented by the addition of the following exhibits thereto:

(a)(20) Letter to the Company employees, dated as of October 26, 2018.

(a)(21) Letter to the Company employees, dated as of October 30, 2018.

(d)(12) Form of Rollover Agreement, dated as of November 29, 2018, by and between Evergreen Parent, L.P. and the Rollover Investor.

(d)(13) Warrant issued on November 29, 2018.

(d)(14) Amendment No. 2 to the Rollover Agreement, dated as of November 29, 2018, by and between Evergreen Parent, L.P. and the Rollover Stockholders.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 29, 2018

AMTRUST FINANCIAL SERVICES, INC.

By:	/s/ David Saks
Name: David Saks
Title: Chief Legal Officer

EVERGREEN PARENT, L.P.
By Evergreen Parent, GP, LLC, its general partner

By:	/s/ Barry D. Zyskind
Name: Barry D. Zyskind
Title: Manager

EVERGREEN PARENT GP, LLC

By:	/s/ Barry D. Zyskind
Name: Barry D. Zyskind
Title: Manager

K-Z EVERGREEN, LLC

By:	/s/ Barry D. Zyskind
Name: Barry D. Zyskind
Title: Manager

BARRY D. ZYSKIND

/s/ Barry D. Zyskind
Name:	Barry D. Zyskind

GEORGE KARFUNKEL

/s/ George Karfunkel
Name: George Karfunkel

LEAH KARFUNKEL

/s/ Leah Karfunkel
Name:	Leah Karfunkel

ROLLOVER STOCKHOLDER

/s/ Barry Karfunkel
Name:	Barry Karfunkel

ROLLOVER STOCKHOLDER

/s/ Robert Karfunkel
Name:	Robert Karfunkel

ROLLOVER STOCKHOLDER

GKarfunkel Family LLC
/s/ Henry Reinhold
Name:	Henry Reinhold
Title:	Manager

ESTHER ZYSKIND

/s/ Esther Zyskind
Name:	Esther Zyskind

TRIDENT PINE ACQUISITION LP

By Trident Pine GP, LLC, its general partner

By:	/s/ David Wermuth
Name: David Wermuth
Title: Manager

TRIDENT PINE GP, LLC

By:	/s/ David Wermuth
Name: David Wermuth
Title: Manager

TRIDENT VII PROFESSIONALS FUND, L.P.
By Stone Point Capital LLC, its manager

By:	/s/ David Wermuth
Name: David Wermuth
Title: Senior Principal; General Counsel

TRIDENT VII, L.P.
By Stone Point Capital LLC, its manager

By:	/s/ David Wermuth
Name: David Wermuth
Title: Senior Principal; General Counsel

TRIDENT VII DE PARALLEL FUND, L.P.
By Stone Point Capital LLC, its manager

By:	/s/ David Wermuth
Name: David Wermuth
Title: Senior Principal; General Counsel

TRIDENT VII PARALLEL FUND, L.P.
By Stone Point Capital LLC, its manager

By:	/s/ David Wermuth
Name: David Wermuth
Title: Senior Principal; General Counsel